Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 24, 2021, with respect to the consolidated balance sheets of The Macerich Company and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement Schedule III – Real Estate and Accumulated Depreciation, and the effectiveness of internal control over financial reporting, incorporated herein by reference.

Our report dated February 24, 2021 includes an explanatory paragraph related to The Macerich Company’s change in method of accounting for leases as of January 1, 2019 due to the adoption of FASB Accounting Standards Codification topic 842 (ASC 842), Leases.

/s/ KPMG LLP

Los Angeles, California

June 4, 2021